UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1 )*

DRDGold Ltd. (ADR)
(Name of Issuer)

Common Shares
(Title of Class of Securities)

26152H301
(CUSIP Number)

08 May 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ruffer LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b) 
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION London, United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 69,861,166 shares*
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 69,861,166 shares*
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,861,166 shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.03%*
12	TYPE OF REPORTING PERSON IA

*The shares of common stock (the “Shares”), of DRDGold Limited, a South African corporation (the “Company”), reported herein are held by discretionary accounts and funds (the “Accounts”) which are managed by Ruffer LLP (“Ruffer”). Ruffer, in its capacity as the investment manager of each of the Accounts, currently has the sole power to vote and the sole power to direct the disposition of all Shares held by the Accounts. Accordingly, for the purposes of Reg. Section 240. 13d-3, Ruffer may be deemed to beneficially own an aggregate of 69,861,166 Shares, or 10.03% of the Shares deemed issued and outstanding as of June 1, 2019. The managing member of Ruffer LLP is Ruffer Management Limited, a UK incorporated limited company. Jonathan Ruffer controls Ruffer Management Limited. The beneficial ownership percentage reported herein is based on 696,429,767 Shares issued and outstanding as of 01 August 2018 as disclosed in the Company’s announcement on 28 March 2018 confirming shareholder approval of the acquisition of West Rand Tailings Retreatment Project and the subsequent completion of the acquisition on 1 August 2018. This report shall not be deemed an admission that Ruffer, each Account or any other person is the beneficial owner of securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 1.	(a).	Name of Issuer:

DRDGold Ltd.

(b).	Address of issuer's principal executive offices:

45 Empire Road, Parktown, Johannesburg T3 2193

Item 2.	(a).	Name of person filing:

This statement is being filed by Ruffer LLP, a United Kingdom regulated discretionary investment management firm.

(b).	Address or principal business office or, if none, residence:
80 Victoria Street, London, SW1E 5JL, United Kingdom

(c).	Citizenship:
London, United Kingdom

(d).	Title of class of securities:
Common Shares

(e).	CUSIP No.:
26152H301

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3©(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

69,861,166 shares*

(b)	Percent of class:

10.03%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
69,861,166 shares*
(ii)	Shared power to vote or to direct the vote
0
(iii)	Sole power to dispose or to direct the disposition of
69,861,166 shares*
(iv)	Shared power to dispose or to direct the disposition of
0

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.
N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2019	Ruffer LLP

	By:	Ruffer LLP

	By:	/s/ Tony Allen, Compliance Manager